SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 11-K


   [x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2002


                                 OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934


           For the transition period from __________ to ___________


                       Commission file number 1-2256


           A.  Full title of the plan:

                    EXXONMOBIL FUELS MARKETING SAVINGS PLAN


           B. Name of issuer of the securities and the address of the principal executive office:

                           EXXON MOBIL CORPORATION

                          5959 Las Colinas Boulevard

                           Irving, Texas 75039-2298

                    EXXONMOBIL FUELS MARKETING SAVINGS PLAN




                                    INDEX






                                                                   Page
                                                                  -----
      Financial Statements

         Statement of Net Assets Available for Benefits at
         December 31, 2002 and 2001                                   3

         Statement of Changes in Net Assets Available for
         Benefits, for the Year ended December 31, 2002               4

         Notes to Financial Statements                              5-9

      Supplemental Schedules

         Schedule of Nonexempt Transactions                          10

         Schedule of Assets Held At End of Year                      12

      Report of Independent Auditors                                 13

      Signature                                                      14

      Exhibit Index                                                  15

      Exhibit 23 - Consent of Independent Auditors                   16














                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                           STATEMENT OF NET ASSETS
                            AVAILABLE FOR BENEFITS
                           -----------------------

                                                   December 31,
                                                   ------------

                                              2002             2001
                                         ------------      ------------
Assets:

  Investments at fair value (see note 3) $ 17,909,214      $ 17,813,921

  Participant contribution receivable         185,539           186,566

  Employer contribution receivable            327,817           309,079

  Accounts receivable                          22,218

  Accrued income                                4,926             4,543

  Cash                                         23,416            30,236
                                         ------------      ------------

    Total assets                         $ 18,473,130      $ 18,344,345

Trustee fee payable                            49,054            67,774
                                         ------------      ------------

  Net assets available for benefits      $ 18,424,076      $ 18,276,571
                                         ============      ============











The accompanying notes are an integral part of these financial statements.



                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                     STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR BENEFITS
                     -----------------------------------

                    FOR THE YEAR ENDED DECEMBER 31, 2002
                    ------------------------------------


Contributions:
  Participant contributions                            $  1,858,927
  Employer contributions                                  3,201,068
                                                       ------------
    Total contributions                                   5,059,995
                                                       ------------

Investment income / (loss):
  Interest and dividends                                    183,450
  Net depreciation
    in fair value of investments (see note 3)            (1,731,052)
                                                       ------------
    Net investment loss                                  (1,547,602)
                                                       ------------

Benefit payments                                         (2,572,191)
Expenses                                                   (209,437)
Plan transfer (see note 1)                                 (583,260)
                                                       ------------
    Total deductions                                     (3,364,888)
                                                       ------------

    Net increase                                            147,505

Net assets available for benefits:

  Beginning of year                                      18,276,571
                                                       ------------

  End of year                                          $ 18,424,076
                                                       ============






The accompanying notes are an integral part of these financial statements.



                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - DESCRIPTION OF THE PLAN:
---------------------------------

General
-------

The following description provides general information for the ExxonMobil Fuels Marketing Savings Plan (the Plan). Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan established to provide savings and retirement benefits for certain qualified employees of ExxonMobil Fuels Marketing Company, a division of Exxon Mobil Corporation (the Company), employed in its company operated retail store operations and for certain qualified employees at the Olathe, KS and Bakerstown, PA grease plants.

Contributions
-------------

Contributions to the Plan are made by both the participant and the Company. Effective January 1, 2002, participants may contribute any whole percentage, up to 20% of their eligible pay. Prior to January 1, 2002, the contribution limit was 18%. Participants may also make a rollover contribution from other qualified plans or rollover IRA. Generally, for eligible participants, the Company matches contributions at 50 cents for each pretax dollar contributed up to the first 3% of eligible pay and/or makes contributions equal to 3% of eligible pay.
For eligible participants covered by a collective bargaining agreement, the Company provides a 100% match, up to 4% of eligible pay. Effective
September 1, 2002, employees who are at least age 50 at the end of 2002, may elect to make additional pretax contributions up to $1,000.

Vesting
-------

Participants are immediately vested in their contributions. Effective January 1, 2002, Company contributions vest at 100% after 3 years of qualifying service or, if the participant is employed by the Company, on or after age 65 or upon death while an employee. Employees covered by a collective bargaining agreement at the Bakerstown, PA grease plant are immediately vested in all contributions.




                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

Investment Options
------------------

Participants may make their own investment decisions. The Company has selected a variety of daily valued investment funds with different risk and return characteristics. Investments are managed by Barclays Global Investors, N.A. (BGI). Merrill Lynch Trust Company, FSB (Merrill Lynch), trustee of the Plan, is the investment manager of the short-term money market fund. Plan assets are invested in a variety of preselected funds based on participants' investment elections. Investment options include the following types of funds: Standard & Poors 500 index, long-term treasury bond index, short-term money market fund, international equity, extended market and five bond and equity funds. The Plan is subject to the normal risks associated with debt and equity markets.

Plan transfer
-------------

During 2002, certain employees became eligible to enroll in the ExxonMobil Savings Plan. Some of these employees transferred their accounts from the ExxonMobil Fuels Marketing Savings Plan. The aggregate amount transferred totaled $583,260.

Forfeited Accounts
------------------

During 2002 and 2001, $72,958 and $51,831, respectively, of unvested employer matching contributions were forfeited by terminating employees and used to offset employer contributions. During 2002, $699,286 of additional forfeited balances from 1997 to 2001, excluding the $51,831 recognized in 2001, were used to offset employer contributions.

Plan Termination
----------------

The Company may terminate or amend the Plan at any time. In the event of termination, the net assets of the Plan will be distributed in accordance with the Employee Retirement Income Security Act of 1974.








                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------

Basis of Presentation
---------------------

The accompanying financial statements are presented on the accrual basis of accounting except benefit payments which are reported on a cash basis to conform with generally accepted accounting principles.

Investments
-----------

Investment income is recorded when earned. Investments are stated at fair value based upon market quotations as determined by the trustee. Interest earned on the money market deposits and the change in the value of the investments are allocated daily to the individual employee accounts on the basis of the participant's account balance. Investments are subject to normal risks associated with the debt and equity markets.

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end. Purchases and sales of securities are recorded on the trade date. Dividends are recorded on the ex-dividend date.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Expenses
--------

Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan's assets. Administrative expenses are recorded when incurred.




                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

NOTE 3 - INVESTMENTS:
---------------------

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                     December 31,
                                                     ------------
                                                2002              2001
                                            -----------       -----------
Merrill Lynch Money Market Fund             $ 7,730,287       $ 5,993,289
BGI Bond Index Fund                           1,180,816           933,053
BGI Extended Market Fund                                        1,061,443
BGI S&P 500 Stock Fund                        2,661,959         3,455,381
BGI Lifepath 2020 Fund                        1,139,909         1,347,806
BGI Lifepath 2030 Fund                        1,815,480         2,420,151
Participant loans                             1,073,514

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,731,052 as follows:

S&P 500 stock fund                            ($827,681)
Bond index fund                                 108,121
International equity fund                       (69,237)
Extended market fund                           (222,247)
Lifepath bond and equity balanced funds        (720,008)
                                              ----------
                                            ($1,731,052)
                                              ==========

NOTE 4 - INCOME TAX STATUS:
---------------------------

The Plan's legal counsel believes the Plan is qualified under the applicable sections of the Internal Revenue Code (IRC) and therefore the trust is exempt from federal tax under Section 501(a) of the IRC. A favorable determination letter with respect to the tax-exempt status of the trust was issued by the Internal Revenue Service in October 2002. The Plan's legal counsel believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.



                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

NOTE 5 - NONEXEMPT TRANSACTIONS:
--------------------------------

During September 2002, the Plan discovered that 2 employees had not been credited with contributions since March 2002 because of a payroll interface problem. The Company corrected the situation in October 2002, and Merrill Lynch, the trustee, received on behalf of these 2 employees the contributions ($3,211.54) and earnings ($14.51).

During December 2002, the Plan discovered that 25 participants had not received credit for loan repayments since July 2002 because of a payroll process problem. The Company remitted the missed loan payments for 20 participants ($11,099.65) to Merrill Lynch in January 2003. Also in January 2003, the company refunded missed loan payments ($4,928.07) to the remaining 5 participants. In March 2003, the Company remitted additional funds to Merrill Lynch for earnings ($1,292.88). The Plan also discovered another 6 similarly affected loans. In April 2003, the Company remitted funds to Merrill Lynch for 1 of the affected loans ($235.33). Earnings ($22.69) were remitted in June 2003. Also in June 2003, the Company remitted funds to Merrill Lynch for a second participant's missed loan repayments ($254.84). Additional earnings ($38.33) will be remitted to Merrill Lynch in July 2003. The remaining 4 loans had been otherwise repaid and the participants will be refunded for the amount of the payments ($493.86) and earnings ($148.99) in July 2003.

The Company failed to provide the 3% Company contribution to 23 part-time eligible employees during 2002. These amounts ($5,574.55) plus earnings ($2,261.39) will be remitted to Merrill Lynch at the beginning of July 2003.

















                                                                Schedule G

                     ExxonMobil Fuels Marketing Savings Plan
                        Schedule of Nonexempt Transactions
               for the twelve-month period ended December 31, 2002


                                               (b) relationship to plan,
                                                    employer or other
(a) identity of party involved                      party-in-interest
------------------------------                 -------------------------
ExxonMobil Fuels Marketing Company                       sponsor


(c) description of transaction including maturity date,
    rate of interest, collateral, par or maturity value
-------------------------------------------------------
untimely remittance of contributions


  (d) cost                  (e) current             (f) net gain
(historical)                    value              (loss) on each
  of asset                    of asset               transaction
-----------                 -----------             -------------
 $3,211.54                   $3,226.05                  $14.51



                                               (b) relationship to plan,
                                                    employer or other
(a) identity of party involved                      party-in-interest
------------------------------                 -------------------------
ExxonMobil Fuels Marketing Company                       sponsor


(c) description of transaction including maturity date,
    rate of interest, collateral, par or maturity value
-------------------------------------------------------
untimely remittance of loan repayments


  (d) cost                  (e) current             (f) net gain
(historical)                    value              (loss) on each
  of asset                    of asset               transaction
-----------                 -----------             -------------
$17,011.75                  $18,514.64                $1,502.89






                                                                Schedule G

                     ExxonMobil Fuels Marketing Savings Plan
                        Schedule of Nonexempt Transactions
               for the twelve-month period ended December 31, 2002


                                               (b) relationship to plan,
                                                    employer or other
(a) identity of party involved                      party-in-interest
------------------------------                 -------------------------
ExxonMobil Fuels Marketing Company                       sponsor


(c) description of transaction including maturity date,
    rate of interest, collateral, par or maturity value
-------------------------------------------------------
untimely remittance of contributions


  (d) cost                  (e) current             (f) net gain
(historical)                    value              (loss) on each
  of asset                    of asset               transaction
-----------                 -----------             -------------
 $5,574.55                   $7,835.94                $2,261.39



























                                                                Schedule H

                    ExxonMobil Fuels Marketing Savings Plan
                ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)


(a) (b) Identity of issue    (c) Description of investment (e) Current value


* Merrill Lynch                    Money Market Fund            $  7,730,287

  Barclays Global Investors, N.A.  Bond Index Fund                 1,180,816

  Barclays Global Investors, N.A.  Extended Market Fund              888,778

  Barclays Global Investors, N.A.  International Equity Fund         318,835

  Barclays Global Investors, N.A.  S&P 500 Stock Fund              2,661,959

  Barclays Global Investors, N.A.  Lifepath Income Fund              250,069

  Barclays Global Investors, N.A.  Lifepath 2010 Fund                476,601

  Barclays Global Investors, N.A.  Lifepath 2020 Fund              1,139,909

  Barclays Global Investors, N.A.  Lifepath 2030 Fund              1,815,480

  Barclays Global Investors, N.A.  Lifepath 2040 Fund                372,966

* Participant loans                maturities ranging from         1,073,514
                                    1 month to 178 months
                                   interest rates ranging from
                                    4.25% to 9.50%
                                                                ------------

    Total                                                       $ 17,909,214
                                                                ============













 * indicates a party-in-interest to the Plan


                     Report of Independent Auditors

To the Participants and Administrator of the ExxonMobil Fuels Marketing Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Fuels Marketing Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2003









                                  SIGNATURE
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.




                                  EXXONMOBIL FUELS MARKETING SAVINGS PLAN


                                  (Name of Plan)


                                  /s/ Stephen B. L. Penrose
                                  ___________________________________

                                  Stephen B. L. Penrose
                                  Administrator-Finance

Dated:  June 27, 2003




























                               EXHIBIT INDEX
                               -------------


EXHIBIT

23.  Consent of PricewaterhouseCoopers LLP,
     Independent Auditors
     Dated June 27, 2003











































                                 EXHIBIT 23

                      CONSENT OF INDEPENDENT AUDITORS
                      -------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-69378) of Exxon Mobil
Corporation of our report dated June 27, 2003 relating to the financial statements and supplemental schedules of the ExxonMobil Fuels Marketing Savings Plan, which appear in this Form 11-K.



PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2003



































